EXHIBIT 12
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year Ended
	1/29/11	1/30/10		1/31/09	2/2/08	2/3/07
Earnings

Income (loss) before income taxes, noncontrolling interest, equity earnings and discontinued operations	$111,793	$(53,555)		$126,066	$334,249	$(70,627)
Fixed charges (as below)	53,291	53,803		51,790	48,215	38,931

Total earnings (loss)	$165,084	$248		$177,856	$382,464	$(31,696)

Fixed Charges

Interest expense	$13,506	$13,632		$13,603	$13,896	$8,487
Estimated interest element in minimum rent expense (3)	39,785	40,171		38,187	34,319	30,444

Total fixed charges	$53,291	$53,803		$51,790	$48,215	$38,931

Ratio of earnings (loss) to fixed charges	3.10	0.00	(1)	3.43	7.93	(0.81	) (2)

(1)	For the year ended January 30, 2010 the earnings to cover fixed charges were deficient by $53,555.

(2)	For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $70,627.

(3)	Interest component is estimated to be one-third of minimum rent expense.